Exhibit (12)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated February 24, 2023, relating to the financial statements and financial highlights of Lazard Emerging Markets Core Equity Portfolio and Lazard Emerging Markets Strategic Equity Portfolio, each a series of The Lazard Funds, Inc., appearing in the Annual Report on Form N-CSR of The Lazard Funds, Inc. for the year ended December 31, 2022. We also consent to the references to us under the headings “Independent Registered Public Accounting Firm”, “Financial Highlights”, and “Financial Statements and Experts” in the Combined Information Statement/Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

March 3, 2023